Exhibit 99.110

Management’s Discussion and Analysis

For the Three and Six Months End December 31, 2023

Contact Information :
SolarBank Corporation
(Formerly Abundant Solar Energy Inc.)
505 Consumers Road, Suite 803
Toronto, ON M2J 4V8
Contact Person: Mr. Sam Sun, CFO
Email: info@solarbankcorp.com

The following Management Discussion and Analysis (“MD&A”) of the financial condition and results of operations of SolarBank Corporation. (“SUNN” or the “Company”) was prepared by management as of February 21, 2024 and was reviewed and approved by the Board of Directors. The following discussion of performance, financial condition and future prospects should be read in conjunction with the interim consolidated financial statements of the Company and notes thereto for the three months ended September 30th, 2023. The information provided herein supplements but does not form part of the financial statements. All amounts are stated in Canadian dollars unless otherwise indicated.

Overview

Business Profile

SolarBank Corporation is incorporated in Ontario, Canada with its registered and head office at 505 Consumers Road, Suite 803, Toronto, Ontario, M2J 4V8. The Company was originally founded in Canada in 2013 as Abundant Solar Energy Inc, and in 2017 established a 100% owned U.S. subsidiary, Abundant Solar Power Inc., to meet the demand for renewable energy in both countries. The company commenced trading its common shares on the Canadian Securities Exchange (the “CSE”) under the symbol “SUNN” on March 2, 2023.

The Company is a growing renewable energy sector Company that specializes in delivering solar and other renewable energy power plants in Canada and the United States of America. Throughout its years in business, the Company has worked to provide safe, reliable and low-cost solar power plants that would generate solar renewable electricity to: (a) address the growing requirements to reduce carbon emissions in the form of Solar Renewable Energy Credits (“SREC”); and (b) provide a cost competitive alternative to conventional electricity generation to further decarbonize the electricity grid.

As an established independent renewable and clean energy project developer and asset operator, the Company is engaged in the site origination, development, engineering, procurement and construction (“EPC”), operation and maintenance (“O&M”), and asset management of a solar power plants, whether electricity grid interconnected or behind-the-meter (“BTM”) solar photovoltaic power plants on roofs of commercial and/or industrial buildings, or ground-mount solar farms, community-scale or utility-scale in size. The solar power plants could be net metered or virtual net metered to supply renewable energy to a specific commercial and industrial customer, or supply the green energy to community solar subscribers, or sell the renewable power or SREC to utilities in order to meet their Renewable Procurement Standard (“RPS”) compliance requirement or large corporations in meeting their carbon emission reduction limits or Net-Zero targets, such as NZ2050 or NZ2035.

The Company is shifting its business model from a “develop to sell” strategy to the ownership of renewable projects as an Independent Power Producer. The Company will accelerate its portfolio growth via organic growth and M&A.

Development of the Business

USA

The Company is focused on its key markets in New York, Maryland and California. In New York, the Company has 3 projects that reached Notice to Proceed (“NTP”) stage and construction started in November 2023. The Company reached Permission to Operate (“PTO”) for 1 project in New York in January 2024. The Company also expects to reach PTO for a 3.7 MW project by the end of FY2024; this project is to be owned by the Company subject to receipt of financing. Around 20 projects are under utility interconnection studies. In addition, the Company is working on sites origination of potential community solar and utility scale solar projects.

Community solar needs state-level polices in order to thrive. The Company is monitoring certain potential markets such as Illinois, Pennsylvania, Michigan, Ohio and Virginia where legislation for community solar programs has been passed or is being proposed.

Canada

The Company entered into an EPC agreement for the construction of three separate Battery Energy Storage System (“BESS”) projects in October 2023 in Ontario. In addition, 3 projects in Alberta and 3 projects in Nova Scotia are under utility interconnection studies and development work is ongoing.

The Company, in addition to its on-going business in Canada to provide operation and maintenance services of solar projects, is developing solutions to assist the real estate sector to achieve net zero greenhouse gas emissions.

Acquisitions

The Company acquired control of two corporations, OFIT GM Inc. (“OFIT GM” and OFIT RT Inc. (“OFIT RT, and together with OFIT GM, the “Purchased Entities”) as a result of Share Purchase Agreements entered into on October 23, 2023 (the “SPAs”). The Purchased Entities hold solar projects located in Ontario with a combined capacity of 2.5 MW and have been operating since 2017. The transaction closed on November 1, 2023. The shares of the Purchased Entities were acquired from N. Fine Investments Limited and Linden Power Inc. Pursuant to the terms of the SPAs, the Company acquired 49.9% ownership of OFIT RT Inc. and 49.9% ownership of OFIT GM Inc.

The Company also acquired 100% interest in the US1 Project and VC1 Project on December 5, 2023, both located in New York (the “Projects)”. The Company previously held a 67% interest in the Projects and has now acquired the remaining 33% from the minority interest shareholder. The Projects have a combined installed capacity of 687.6 kW DC.

Recent Developments

Since the commencement of the quarter ended December 31, 2023, the Company achieved the following business objectives:

●	October 2023: Hydro-Québec Subsidiary (EVLO) Partners with SolarBank to Supply Battery Storage Systems for recently announced Ontario IESO E-Lt1 projects. SolarBank has selected EVLO Energy Storage Inc. (“EVLO”) to supply EVLOFLEX battery energy storage systems for three separate BESS projects in Ontario. EVLO is a fully integrated battery energy storage system provider and wholly owned subsidiary of Hydro-Québec. EVLO will supply each of the Project sites with a 5 MW / 20MWh EVLOFLEX system.
●	January 2024: The 3.7 MW Geddes project completed mechanical construction. This is the largest project to date to be owned by the Company (subject to financing). The next step is completion of final electrical work and acceptance testing. The Project is expected to become operational during the second quarter of 2024.
●	January 2024: The Company executed a lease agreement on a site in Greenville, New York. The Company intends to develop two 7 MW DC ground-mount solar power projects on the site. The Company also executed a lease agreement on a 3 MW DC ground mount site in Nasau, New York.
●	January 2024: The Manlius, New York community solar project has reached permission to operate stage (PTO) on January 24, 2024. National Grid has confirmed that the Manlius Project has been formally accepted, successfully commissioned and it is authorized to produce power.
●	February 2024: The Company executed lease agreements on two closed landfill sites located in Skaneateles, New York and Lewiston, New York. The Company intends to develop three ground-mount solar power projects on the sites with a capacity of 19.3 MW DC.
●	February 2024: The Company received approval to list its common shares (the “Shares”) on the Cboe Canada stock exchange with trading commencing on February 14, 2024. The Shares were concurrently delisted from the Canadian Securities Exchange.

Selected Quarterly Information

The following table shows selected financial information for the Company for the three and six months period ended December 31, 2023 and 2022 and should be read in conjunction with the Company’s consolidated financial statements as at December 31 and June 30, 2023, and related notes thereto for such periods.

The condensed interim consolidated financial statements of the Company have been prepared in accordance with the International Financial Reporting Standards (“IFRS”) and are expressed in Canadian dollars.

For the three months ended December 31	2023 $	2022 $
Revenue	18,643,805	2,964,934
Revenue – EPC	18,429,025	2,932,635
Revenue – development	67,668	-
Revenue – O&M	24,490	32,299
Revenue – IPP production	122,622	-
Cost of goods sold	(16,109,886)	(1,926,479)
Net income (loss)	(15,507)	126,542
Earning (loss) per share	(0.00)	0.01

For the six months ended December 31	2023 $	2022 $
Revenue	26,325,066	8,445,386
Revenue – EPC	24,042,040	8,398,177
Revenue – development	2,079,418	-
Revenue – O&M	66,090	47,209
Revenue – IPP production	137,518	-
Cost of goods sold	(21,444,452)	(6,844,012)
Net income	2,023,461	352,499
Earning per share	0.08	0.01

	December 31, 2023 $	June 30, 2023 $
Total assets	56,135,649	24,969,537
Total current liabilities	28,613,915	7,083,876
Total non-current liabilities	3,963,458	1,254,465

The following discussion addresses the operating results and financial condition of the Company for the three and six months ended December 31st, 2023 compared with the three and six months ended December 31st, 2022.

Result of Operations

Three and six months ended December 31, 2023 compared to the three and six months ended December 31, 2022

Trend

In fiscal 2024, the Company continued to focus on scaling its business model by growing its pipeline and advancing its EPC projects in the US and continued development activities for projects in both US and Canada. It is expected that the Company’s revenue will keep growing in the fiscal 2024 as three projects (total of 21MW) in the US sold to Honeywell International started construction this quarter. Total EPC contract value is US$41 million. The Company acts as EPC contractor. In addition, the Geddes Project (currently owned by the Company) are expected to finish the construction and reach PTO in 2024.

The net income for the three months ended December 31, 2023 decreased by $142,050 compared to the net income for the three month ended December 31, 2022 with $15,508 net loss recognized during the second quarter of 2024 as compared to a net income of $126,542 for the second quarter of 2023.

The net income for the six months ended December 31, 2023 increased by $1,670,960 compared to the net income for the six month ended December 31, 2022 with $2,023,459 net income recognized during the period as compared to a net income of $352,499 for the same period in fiscal 2023.

Key business highlights and projects updates in FY2024

●	Existing projects

Name	Location	Size (MW DC)	Timeline	Milestone	Current Status
US1	New York, USA	0.4	December 2022	Reach PTO (permission to operate)	EPC project. It reached substantial completion in December 2022. The Company acquired 100% of the project in December 2023
VC1	New York, USA	0.3	December 2022	Reach PTO (permission to operate)	EPC project. It reached PTO in December 2022. The Company acquired 100% of the project in December 2023
Manlius	New York, USA	5.7	Q3 FY2024	Reach PTO (permission to operate)	EPC project. It reached PTO in January 2024
Geddes	New York, USA	3.7	Q4 FY2024	Reach PTO (permission to operate)	Construction started in September 2023. This is the largest project to date to be owned by the Company (subject to financing).
Settling Basins - 1	New York, USA	7.0	January 2025	Reach PTO (permission to operate)	EPC project. Construction started in November 2023
Settling Basins - 2	New York, USA	7.0	January 2025	Reach PTO (permission to operate)	EPC project. Construction started in November 2023
Settling Basins - 3	New York, USA	7.0	January 2025	Reach PTO (permission to operate)	EPC project. Construction started in November 2023
BESS	Ontario, Cananda	Discharge: 4.74 Storage: 18.96	July 2025	Reach PTO (permission to operate)	EPC project. EPC agreement entered Oct. 3, 2023 for the construction of 3 separate BESS projects

●	Projects under development

Name	Location	Size (MWDC)	Timeline	Milestone	Expected Cost	Cost Incurred	Sources of Funding	Current Status
261 Township	Alberta, Canada	4.2	June 2024	Completion of engineering work and placement of orders for main project components	800,000	31,428	Equity financing, working capital

Detailed Level Study was received from Fortis Alberta in December 2023 for Phase 1. Notice to Proceed was signed by client in January 2023, which allows the Company to proceed with detailed engineering and procurement.

Interconnection for Phase 2 will be filed with the utility pending the final results of Phase 1. The Alberta Utilities Commission (“AUC”) has announced a pause on approvals of new renewable electricity generation projects over one megawatt until Feb. 29, 2024,. This pause will impact the Company’s receipt of interconnection approval for the project from the AUC until it is over.

Richmond 2	New York, USA	7.0	December 2025	Completion of design and submission of zoning and interconnection documents to regulatory agencies	400,000	10,642	Equity financing, working capital	The four projects are under utility interconnection study. The design work will be after the completion of the interconnection study.
Hardie	New York, USA	7.0	December 2024	Completion of design and submission of zoning and interconnection documents to regulatory agencies	300,000	13,386	Equity financing, working capital
206 Fuller Rd	New York, USA	4.9	March 2024	Completion of interconnection studies, engineering and permitting, along with interconnection deposit	800,000	10,750	Equity financing, working capital
6882 Rice Road	New York, USA	5.2	March 2024	Completion of interconnection studies, engineering and permitting, along with interconnection deposit	800,000	10,750	Equity financing, working capital
SUNNY	New York, USA	28.0	June 2025	Completion of interconnection studies, engineering and permitting, along with interconnection deposit, and procurement bid application fee	900,000	33,232	Equity financing, working capital	The Company submitted an interconnection request to New York Independent System Operator. The company signed a lease agreement with the landowner in 2022. It has also qualified to submit a Proposal under NYSERDA’s RESRFP22-1 for Renewable Energy Credits (RECs).

Revenue

The Company’s revenue is mainly from EPC services, Development fees and O&M services.

	Three Months Ended December 31			Six Months Ended December 31
	2023	2022	Change	2023	2022	Change
EPC services	18,429,025	2,932,635	15,496,390	24,042,040	8,398,177	15,643,863
Development fees	67,668	-	67,668	2,079,418	-	2,079,418
O&M services	24,490	32,299	(7,809)	66,090	47,209	18,881
IPP Production	122,622	-	122,622	137,518	-	137,518
Total Revenue	18,643,804	2,964,934	15,678,870	26,325,065	8,445,386	17,879,679

The following table shows the significant changes in revenue from 2022

	Three months	Six months	Explanation
EPC services	15,496,390	15,643,863	Increase due to $7M earned from BESS projects and $10M from Settling Basins projects in Q2 FY24. In FY23 Q2, $1.4M earned from Richmond and Portland projects.
Development fees	67,668	2,079,418	In FY24, $68k earned from BESS development work in Q2 and $2M earned from Settling Basins in Q1. No project has been sold at NTP in FY2023.
O&M services	(7,809)	18,881	No significant changes
IPP Production	122,622	137,518	IPP production from US1 & VC1 acquired June 2023 and OFIT GM & OFIT RT acquired November 2023
Total	15,678,870	17,879,679

Expenses

Expenses consist of expenditures related to cost of services provided and costs to develop new projects, as well as corporate business development and administrative expenses.

Expenses	Three Months Ended December 31			Six Months Ended December 31
	2023	2022	Change	2023	2022	Change
Cost of goods sold	(16,109,885)	(1,926,479)	(14,183,406)	(21,444,452)	(6,844,012)	(14,600,440)
Operating expense:
Advertising and promotion	(974,893)	(38,613)	(936,280)	(1,478,702)	(38,613)	(1,440,089)
Consulting fees	(150,600)	(153,960)	3,360	(301,200)	(327,429)	26,229
Depreciation	(49,320)	(13,593)	(35,727)	(71,298)	(23,339)	(47,959)
Insurance	(88,012)	(34,002)	(54,010)	(127,258)	(57,788)	(69,470)
Office, rent and utilities	(172,991)	(63,467)	(109,524)	(257,235)	(149,129)	(108,106)
Professional fees	(782,240)	(145,246)	(636,994)	(1,082,831)	(191,049)	(891,782)
Salary and Wages	(275,335)	(349,062)	73,727	(477,416)	(415,965)	(61,451)
Stock based compensation	(220,519)	-	(220,519)	(650,099)	-	(650,099)
Travel and events	(126,971)	(92,019)	(34,952)	(171,234)	(112,902)	(58,332)
Total operating expenses	(2,840,881)	(889,962)	(1,950,919)	(4,617,273)	(1,316,214)	(3,301,059)
Total Expenses	(18,950,766)	(2,816,441)	(16,134,325)	(26,061,725)	(8,160,226)	(17,901,499)

The following table shows the significant changes in expenses from 2022:

	Three months	Six months	Management Commentary
Cost of goods sold	(14,183,406)	(14,600,440)	Consistent with increase in revenue.
Operating expense:
Advertising and promotion	(936,280)	(1,440,089)	Additional costs incurred in FY24 relating to marketing expenditure to build the awareness of the Company
Consulting fees	3,360	26,229	No significant changes
Depreciation	(35,727)	(47,959)	Increase related to depreciation of IPP facilities acquired in June and October 2023.
Insurance	(54,010)	(69,470)	Insurance was higher due to increased activity and higher director and officer insurance premiums following completion of the IPO. Increase also affected by higher revenue and new companies acquired.
Office, rent and utilities	(109,524)	(108,106)	Increase in rent and maintenance costs due to new IPP facilities acquired.
Professional fees	(636,994)	(891,782)	Increase due to audit fees, consulting fees relating to exploring investor markets, due diligence work on acquisitions, tax preparations, and fees for new hires.
Salary and Wages	73,727	(61,451)	Increase in salary due to 2 new employees hired in Dec. 2023. Decrease for the three months period due to performance bonus paid at end of Dec. 2022 for $280k.
Stock based compensation	(220,519)	(650,099)	Employee stock compensation started March 2023.
Travel and events	(34,952)	(58,332)	More travel and seminars activities in FY2024 to grow the company’s pipeline
Total operating expenses	(1,950,919)	(3,301,059)
Total Expenses	(16,134,325)	(17,901,499)

Other Income (Expense)

For the three months ended December 31, 2023, the Company had other income of $363,853 compared to other expenses of $12,308 for the three months ended December 31, 2022. Other income for the three months ended December 31, 2023 consists mainly of bad debt recovery of $267,740, gain from acquisition of non-controlling interest of Solar Alliance Energy DevCo of $195,893, foreign exchange loss of $111,865 and other income of $12,084. Other loss for the three months ended December 31, 2022 consists mainly of a foreign exchange loss of $9,827 and other expenses of $2,481.

For the six months ended December 31, 2023, the Company had other income of $1,735,690 compared to other income of $109,764 for the six months ended December 31, 2022. Other income for the six months ended December 31, 2023 consists mainly of bad debt recovery of $1,462,752, gain from acquisition of non-controlling interest of $195,893, foreign exchange gain of $30,317 and other gain of $46,728. Other income for the six months ended December 31, 2022 consists mainly of foreign exchange gain of $114,820, offsetting by other expenses of $5,056.

Net Income

The net loss for the three months ended December 31, 2023 was $15,508 for loss per share of $0.00 based on 27,039,075 outstanding shares versus $126,542 for an income per share of $0.01 based on 16,000,000 outstanding shares for the comparative period.

The net income for the six months ended December 31, 2023 was $2,023,459 for earning per share of $0.08 based on 26,922,629 outstanding shares versus $352,499 for an income per share of $0.02 based on 16,000,000 outstanding shares for the comparative period.

Legal Matters and Contingent Assets

The Company is subject to the following legal matters and contingencies:

(1)	In June 2022, a group of residents filed an Article 78 lawsuit against town of Manlius, New York, over solar panel project on town property. The lawsuit was filed challenging the approval of the Manlius landfill. The Company, in cooperation with the town, is vigorously defending this suit. Two proceedings were filed and both proceedings were dismissed, but the Petitioners have appealed the first proceeding. Petitioner still has time to appeal the second dismissal, but an injunction against the on-going construction of the solar project was denied in the second proceeding. The cases do not represent a material threat to the Company.

(2)	On December 2, 2020, a Statement of Claim was filed by the Company’s subsidiary, 2467264 Ontario Inc, and seven independent solar project developers (collectively the “Plaintiffs”) against the Ontario Ministry of Energy, Northern Development and Mines (“MOE”), the IESO, and John Doe (collectively the “Defendants”). Plaintiffs seek damages from the Defendants in the amount of $240 million in lost profits, $17.8 million in development costs, and $50 million in punitive damages for misfeasance of public office, breach of contract, inducing the breach of contract, breach of the duty of good faith and fair dealing, and conspiracy resulting in the wrongful termination of 111 FIT Contracts. 2467264 Ontario Inc. will receive its proportionate entitlement of any net legal award based on its economic entitlement of 8.3% to the legal claim. This lawsuit was previously subject to a leave requirement under s. 17 of the Crown Liability and Proceedings Act, 2019. However, a recent decision of the Ontario Superior Court of Justice has deemed s. 17 of no force and effect (see Poorkid Investments v. HMTQ 2022 ONSC 883). Accordingly, the lawsuit will continue to move forward through the normal course. We expect statements of defence to be served following the determination of some preliminary motions. No amounts are recognized in these consolidated special purpose financial statements with respect to this claim.

(3)	On January 29, 2021, a second Statement of Claim was filed by the Company’s subsidiary, 2467264 Ontario Inc, and fourteen independent solar project developer (collectively the “Plaintiffs”) against the MOE, the IESO, and Greg Rickford, as Minister of the MOE (collectively the “Defendants”). The Plaintiffs seek damages from the Defendants in the amount of $260 million in lost profits, $26.9 million in development costs, and $50 million in punitive damages for breach of contract and breach of duty of good faith and fair dealing resulting in the wrongful termination of 133 FIT contracts. 2467264 Ontario Inc. will receive its proportionate entitlement of any net legal award based on its economic entitlement of 0.7% to the legal claim. This second Statement of Claim is separate and in addition to the first Statement of Claim filed. This lawsuit was previously subject to a leave requirement under s. 17 of the Crown Liability and Proceedings Act, 2019. However, a recent decision of the Ontario Superior Court of Justice has deemed s. 17 of no force and effect (see Poorkid Investments v. HMTQ 2022 ONSC 883). Accordingly, the lawsuit will continue to move forward through the normal course. We expect statements of defence to be served following the determination of some preliminary motions, including a motion to consolidate the two actions into a single action. No amounts are recognized in these combined special purpose financial statements with respect to this claim.

(4)	The Company has $5,291,826 in accounts receivable outstanding from the Solar Flow Through group of companies for development services performed for their solar contracts from December 2017 to July 2018. The Government of Ontario cancelled said solar contracts in July 2018 ceasing all development work. During the six months ended December 31, 2023, a total of $2,920,240 was collected and $1,462,752 recognized as other income. The remaining amounts are expected to be collected during the 2024 fiscal year.

Summary of Quarterly Results

Description	Q2 December 31, 2023 ($)	Q1 September 30, 2023 ($)	Q4 June 30, 2023 ($)	Q3 March 31, 2023 ($)

Revenue	18,643,804	7,681,261	9,245,267	706,856
Income (Loss) for the period	(15,508)	2,038,968	(1,076,836)	3,064,872
Earning (Loss) per share (basic and diluted)	(0.00) (basic)	0.08 (basic) 0.05 (diluted)	(0.06) (basic)	0.11 (basic) 0.09 (diluted)

Description	Q2 December 31, 2022 ($)	Q1 September 30, 2022 ($)	Q4 June 30, 2022 ($)	Q3 March 31, 2022 ($)

Revenue	2,964,934	5,480,452	388,369	977,562
Income (Loss) for the period	89,468	225,957	(880,801)	235,346
Income (Loss) per share (basic and diluted)	0.01	0.01	(0.06)	0.03

Historical quarterly results of operations and income per share data do not necessarily reflect any recurring expenditure patterns or predictable trends except for the fact that seasonally the Company’s third quarter typically has the smallest amount of revenue due to winter conditions that are less favorable for construction. The Company’s revenues fluctuate from quarter to quarter based on the timing of recognition of revenue which is dependent on the stage of the various solar power projects under development. Refer to “Results of Operations” for additional discussion.

Liquidity and Capital Resources

As at December 31, 2023, the Company had a cash balance of $24,914,920 (June 30, 2023 - $749,427) with working capital (current assets less current liabilities) surplus of $8,871,097 (June 30, 2023 - $14,962,023).

The following table summarizes the Company’s liquidity position:

As at	December 31, 2023 $	June 30, 2023 $
Cash	24,914,920	749,427
Working capital	8,871,097	14,962,023
Total assets	56,135,649	24,969,537
Total liabilities	32,577,373	8,338,341
Shareholders’ equity	23,558,276	16,631,196

The Company believes that with its expected operating income and cash flows, it has sufficient working capital to continue its operations for the next twelve months. To date, the Company’s operations have been financed from cash flows from operations, debt financing and equity financing. The Company will continue to identify financing opportunities, including equity issuances, in order to provide additional financial flexibility and execute on the Company’s growth plans. While the Company has been successful raising the necessary funds in the past, there can be no assurance it can do so in the future.

To assist with potential liquidity needs, the Company has filed a final short form base shelf prospectus (the “Shelf Prospectus”) with the securities regulatory authorities in each of the provinces of Canada. The Shelf Prospectus will enable the Company to make offerings of up to $200 million of common shares, warrants, subscription receipts, units and share purchase contracts or a combination thereof of the Company from time to time, separately or together, in amounts, at prices and on terms to be determined based on market conditions at the time of the offering and as set out in an accompanying prospectus supplement, during the 25-month period that the Shelf Prospectus remains valid.

The nature, size and timing of any such financings (if any) will depend, in part, on the Company’s assessment of its requirements for funding and general market conditions. Unless otherwise specified in the prospectus supplement relating to a particular offering of securities, the net proceeds from any sale of any securities will be used for to advance the Company’s business objectives and for general corporate purposes, including funding ongoing operations or working capital requirements, repaying indebtedness outstanding from time to time, discretionary capital programs and potential future acquisitions. The specific terms of any future offering will be established in a prospectus supplement to the Shelf Prospectus, which supplement will be filed with the applicable Canadian securities regulatory authorities.

In addition. The Company has entered into an equity distribution agreement (the “Distribution Agreement”) with Research Capital Corporation (the “Agent”) to establish an at-the-market equity program (the “ATM Program”). The Company may issue up to $15,000,000 of common shares of the Company (the “ATM Offered Shares”) from treasury under the ATM Program. The ATM Offered Shares will be issued by the Company to the public from time to time, through the Agent, at the Company’s discretion. The ATM Offered Shares sold under the ATM Program, if any, will be sold at the prevailing market price at the time of sale. Since the ATM Offered Shares will be distributed at trading prices prevailing at the time of the sale, prices may vary between purchasers and during the period of distribution. The Company intends to use the net proceeds from any sales of ATM Offered Shares under the ATM Program, if any, to advance the Company’s business objectives and for general corporate purposes, including, without limitation, funding ongoing operations or working capital requirements, repaying indebtedness outstanding from time to time, discretionary capital programs and potential future acquisitions.

The Company’s cash is held in highly liquid accounts. No amounts have been or are invested in asset-backed commercial paper.

The chart below highlights the Company’s cash flows:

For six months ended	December 31, 2023 $	December 31, 2022 $
Net cash provided by (used in)
Operating activities	26,744,582	753,587
Investing activities	(1,858,720)	-
Financing activities	(192,364)	256,631
Increase (decrease) in cash, cash equivalents, and restricted cash	24,165,493	957,080

Cash flow from operating activities

The Company has positive cash flow of $26,744,582 from operating activities during the six months ended December 31, 2023, while the Company generated $753,587 cash during the same period ended December 31, 2022. The Company generated cash of $2,559,616 from the operational activities and generate $24,184,966 for the change of working capital during the six months ended December 31, 2023, while the Company generated cash of $421,490 from the operating activities and generated $332,097 due to the change of working capital for the same period ended December 31, 2022.

Cash flow from financing activities

The Company used cash of $192,364 from financing activities during the six months ended December 31, 2023, while the Company generated $256,631 cash during the same period ended December 31, 2022. The cash usage in financing activities for the six months ended December 31, 2023 was driven by repayment of long-term debt of $203,223 and payment of lease obligation of $52,050. This was offset by cash generation from issuance of common shares for net proceeds of $21,659 and proceeds from broker warrants exercised of $41,250. The cash generated in financing activities for the six months ended December 31, 2022 was the result of net proceeds of $1,250,000 received from debenture financing completed in October 2022 and the increase of due to related party by $623,579, offset by the repayment of short-term loans of $595,712, long-term loans of $388,666.

Cash flow from investing activities

The Company used cash of $1,858,720 in investing activities during the six months ended December 31, 2023, while the Company did not have investing activities during the same period ended December 31, 2022. The cash used for the six months ended December 31, 2023 includes acquisition of property, plant and equipment of $42,908, acquisition of development asset of $5,596,634, purchase of partnership units of $2,465,000, and purchase of non-controlling interest of $95,333, offset by net cash of $11,155 received from acquisition and redemption of GIC of $6,330,000.

Capital Transactions

During the six months ended December 31, 2023, the Company issued the following shares:

i.	On September 20, 2023, 55,000 broker warrants were exercised to purchase common shares at $0.75 per share.
ii.	On September 21, 2023, the Company sold 1,000 Common Shares through at-the-market offerings at an average price of $10 per share for gross proceeds of $10,000.
iii.	On September 22, 2023, the Company sold 1,200 Common Shares through at-the-market offerings at an average price of $10 per share for gross proceeds of $12,004.
iv.	The Company has entered into the SPAs dated October 23, 2023 to acquire control of OFIT GM and OFIT RT for consideration of 278,875 common shares of the Company that were issued November 1, 2023.

Capital Structure

The Corporation is authorized to issue an unlimited number of common shares. The table below sets out the Company’s outstanding common share and convertible securities as of December 31, 2023 and as of the date of this MD&A:

Security Description	December 31, 2023	Date of report

Common shares	27,136,075	27,136,075
Warrants	7,928,000	7,928,000
Stock options	2,841,500	2,766,500
Restricted share units	265,000	265,000

The following table reflects the details of warrants issued and outstanding as of the date of this MD&A:

Date granted	Expiry	Exercise price (CAD)	Outstanding warrants
03-Oct-2022	10-Jun-2027	$0.10	2,500,000
01-Mar-2023	01-Mar-2026	$0.75	428,000
01-Mar-2023	01-Mar-2028	$0.50	5,000,000
			7,928,000
Weighted average exercise price			$0.39

The following table reflects the details of options issued and outstanding as of the date of this MD&A:

Date granted	Expiry	Exercise price (CAD)	Outstanding options
10-Feb-2023	04-Nov-2027	$0.75	2,759,000
04-Dec-2023	04-Dec-2028	$6.60	7,500
			2,766,500
Weighted average exercise price			$0.77

The following table reflects the details of RSUs issued and outstanding as of the date of this MD&A:

Date granted	Vesting Date	Outstanding RSUs
4-Nov-2022	02-Aug-20	250,000
13-Mar-2023	12-Mar-2024	7,500
13-Mar-2023	12-Mar-2025	7,500
		265,000

Capital Management

The Company’s objectives in managing liquidity and capital are to safeguard the Company’s ability to continue as a going concern and to provide financial capacity to meet its strategic objectives. The capital structure of the Company consists of the following:

	December 31, 2023	June 30, 2023
Long-term debt -non-current portion	$2,811,979	759,259
Shareholder Equity	$23,558,276	16,631,196

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the strategies employed by the Company may include the issuance or repayment of debt, dividend payments, issuance of equity, or sale of assets. The Company has determined it will have sufficient funds to meet its current operating and development obligations for at least 12 months from the reporting date.

No changes to capital management from the prior year.

Off-Balance Sheet Arrangements

The Company is not a party to any off-balance sheet arrangements or transactions.

Transactions Between Related Parties

Key management compensation

Key management personnel include those persons having authority and responsibility for planning, directing and controlling the activities of the Company as a whole. The Company has determined that key management personnel consists of members of the Company’s Board of Directors and corporate officers, including the Company’s Chief Executive Officer, Chief Financial Officer, Chief Operating Officer and Chief Administrative Officer.

The remuneration of directors and other members of key management personnel, for the three and six months ended December 31, 2023 and 2022 were as follows:

	Three Month Ended December 31,
	2023	2022
Short-term employee benefits	$303,029	$504,357
Share-based compensation	150,938	-

	Six Month Ended December 31,
	2023	2022
Short-term employee benefits	$610,628	$740,339
Share-based compensation	286,484	-

Short-term employee benefits include consulting fees and salaries made to key management.

Transactions with related parties, are described above, were for services rendered to the Company in the normal course of operations, and were measured based on the consideration established and agreed to by the related parties. Related party transactions are made without stated terms of repayment or interest. The balances with related parties are unsecured and due on demand.

The Company acquired control of OFIT GM and OFIT RT on November 1, 2023. Dr. Richard Lu, the President & Chief Executive Officer and a director of the Company is indirectly a shareholder of the Purchased Entities and indirectly received one-third of the Consideration Shares. As a result, the Transaction is considered a related party transaction.

Critical Accounting Estimates and Policies

The preparation of the consolidated financial statements in accordance with IFRS as issued by IASB requires management to make estimates and assumptions that affect the amounts reported on the consolidated financial statements. These critical accounting estimates represent management’s estimates that are uncertain and any changes in these estimates could materially impact the Company’s consolidated financial statements. Management continuously reviews its estimates and assumptions using the most current information available. The Company’s critical accounting policies and estimates are described in Note 3 of the audited consolidated financial statements for the year ended June 30, 2023.

Financial Instruments and Other Instruments (Management of Financial Risks)

Fair value

The Company’s financial assets and liabilities carried at fair value are measured and recognized according to a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets and liabilities and the lowest priority to unobservable inputs. The three levels of fair value hierarchy are as follows:

●	Level 1: Quoted prices in active markets for identical assets or liabilities.
●	Level 2: Inputs other than quoted prices that are observable for the asset or liability.
●	Level 3: Inputs for the asset or liability that are not based on observable market data.

Cash is carried at fair value using a Level 1 fair value measurement. Investment in partnership units is carried at fair value using a Level 3 fair value measurement. Significant unoberservable inputs are used in discount cash flows method to determine the fair value of the partnership units, There were no transfers into or out of Level 3 during the period ended December 31, 2023.

The carrying amounts of trade and other receivables, trade and other payables approximate their fair values due to the short-term maturities of these items. The carrying amounts of loan payable, lease liabilities, tax equity liabilities and long-term debt approximate their fair value as they are discounted at the current market rate of interest.

Credit risk

Credit risk is the risk of financial loss associated with the counterparty’s inability to fulfill its payment obligations. The Company has no significant credit risk with its counterparties. The carrying amount of financial assets net of impairment, if any, represents the Company’s maximum exposure to credit risk.

The Company has assessed the creditworthiness of its trade and other receivables and amount determined the credit risk to be low. Utility deposits are made to local government utility with high creditworthiness. Cash has low credit risk as it is held by internationally recognized financial institutions.

Concentration risk and economic dependence

The outstanding accounts receivable balance is relatively concentrated with a few large customers representing majority of the value. See table below showing a few customers who account for over 10% of total revenue as well as customers who account for over 10% percentage of outstanding Accounts Receivable.

Six months ended December 31, 2023	Revenue	% of Total Revenue
Customer B	$5,024,401	19%
Customer C	$2,507,976	10%
Customer D	$6,550,519	25%
Customer E	$11,659,809	44%

Six months ended December 31, 2022	Revenue	% of Total Revenue
Customer A	$5,783,272	68%

Three months ended December 31, 2023	Revenue	% of Total Revenue
Customer B	$5,081,531	27%
Customer C	$2,531,928	14%
Customer E	$9,648,059	52%

Three months ended December 31, 2022	Revenue	% of Total Revenue
Customer A	$1,851,848	62%

December 31, 2023	Account Receivable	% of Account Receivable
Customer D	$2,545,465	73%
Customer E	$565,412	16%

June 30, 2023	Account Receivable	% of Account Receivable
Customer D	$1,179,132	31%
Customer F	$1,537,357	40%

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. The Company’s approach to managing liquidity risk is to ensure that it will have sufficient liquidity to meet liabilities when due by maintaining adequate reserves, banking facilities, and borrowing facilities. All of the Company’s financial liabilities are subject to normal trade terms.

Interest rate risk

Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company does not carry debt at a variable rate and is exposed to interest rate risk on its cash which is not considered significant.

Subsequent Events

Not significant subsequent events to note.

Risk Factors

Readers are cautioned that the risk factors discussed above in this MD&A are not exhaustive. Readers should also carefully consider the matters discussed under the heading, “Forward Looking Information”, in this MD&A and under the heading, “Risk Factors”, in the Company’s Annual Information Form for the year ended June 30, 2023 and filed on SEDAR+ at www.sedarplus.com.

Forward-Looking Statements

This MD&A contains forward-looking statements and forward-looking information within the meaning of Canadian securities legislation (collectively, “forward-looking statements”) that relate to the Company’s current expectations and views of future events. Any statements that express, or involve discussions as to, expectations, beliefs, plans, objectives, assumptions or future events or performance (often, but not always, through the use of words or phrases such as “will likely result”, “are expected to”, “expects”, “will continue”, “is anticipated”, “anticipates”, “believes”, “estimated”, “intends”, “plans”, “forecast”, ”projection”, “strategy”, “objective” and “outlook”) are not historical facts and may be forward-looking statements and may involve estimates, assumptions and uncertainties which could cause actual results or outcomes to differ materially from those expressed in such forward-looking statements. In particular and without limitation, this MD&A contains forward-looking statements pertaining to the Company’s expectations regarding its industry trends and overall market growth; the Company’s expectations about its liquidity and sufficient of working capital for the next twelve months of operations; the Company’s growth strategies the expected energy production from the solar power projects mentioned in this MD&A; the reduction of carbon emissions; the receipt of incentives for the projects; the expected value of EPC Contracts; and the size of the Company’s development pipeline. No assurance can be given that these expectations will prove to be correct and such forward-looking statements included in this MD&A should not be unduly relied upon. These statements speak only as of the date of this MD&A.

Forward-looking statements are based on certain assumptions and analyses made by the Company in light of the experience and perception of historical trends, current conditions and expected future developments and other factors it believes are appropriate, and are subject to risks and uncertainties. In making the forward looking statements included in this MD&A, the Company has made various material assumptions, including but not limited to: obtaining the necessary regulatory approvals; that regulatory requirements will be maintained; general business and economic conditions; the Company’s ability to successfully execute its plans and intentions; the availability of financing on reasonable terms; the Company’s ability to attract and retain skilled staff; market competition; the products and services offered by the Company’s competitors; that the Company’s current good relationships with its service providers and other third parties will be maintained; and government subsidies and funding for renewable energy will continue as currently contemplated. Although the Company believes that the assumptions underlying these statements are reasonable, they may prove to be incorrect, and the Company cannot assure that actual results will be consistent with these forward-looking statements. Given these risks, uncertainties and assumptions, investors should not place undue reliance on these forward-looking statements.

Whether actual results, performance or achievements will conform to the Company’s expectations and predictions is subject to a number of known and unknown risks, uncertainties, assumptions and other factors, including those listed under “Forward-Looking Statements” and “Risk Factors” in the Company’s Annual Information Form, and other public filings of the Company, which include: the Company may be adversely affected by volatile solar power market and industry conditions; the execution of the Company’s growth strategy depends upon the continued availability of third-party financing arrangements; the Company’s future success depends partly on its ability to expand the pipeline of its energy business in several key markets; governments may revise, reduce or eliminate incentives and policy support schemes for solar and battery storage power; general global economic conditions may have an adverse impact on our operating performance and results of operations; the Company’s project development and construction activities may not be successful; developing and operating solar projects exposes the Company to various risks; the Company faces a number of risks involving Power Purchase Agreements (“PPAs”) and project-level financing arrangements; any changes to the laws, regulations and policies that the Company is subject to may present technical, regulatory and economic barriers to the purchase and use of solar power; the markets in which the Company competes are highly competitive and evolving quickly; an anti-circumvention investigation could adversely affect the Company by potentially raising the prices of key supplies for the construction of solar power projects; foreign exchange rate fluctuations; a change in the Company’s effective tax rate can have a significant adverse impact on its business; seasonal variations in demand linked to construction cycles and weather conditions may influence the Company’s results of operations; the Company may be unable to generate sufficient cash flows or have access to external financing; the Company may incur substantial additional indebtedness in the future; the Company is subject to risks from supply chain issues; risks related to inflation; unexpected warranty expenses that may not be adequately covered by the Company’s insurance policies; if the Company is unable to attract and retain key personnel, it may not be able to compete effectively in the renewable energy market; there are a limited number of purchasers of utility-scale quantities of electricity; compliance with environmental laws and regulations can be expensive; corporate responsibility may adversely impose additional costs; the future impact of COVID-19 on the Company is unknown at this time; the Company has limited insurance coverage; the Company will be reliant on information technology systems and may be subject to damaging cyberattacks; the Company may become subject to litigation; there is no guarantee on how the Company will use its available funds; the Company will continue to sell securities for cash to fund operations, capital expansion, mergers and acquisitions that will dilute the current shareholders; and future dilution as a result of financings.

The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by law. New factors emerge from time to time, and it is not possible for the Company to predict all of them, or assess the impact of each such factor or the extent to which any factor, or combination of factors, may cause results to differ materially from those contained in any forward-looking statement. Any forward-looking statements contained in this MD&A are expressly qualified in their entirety by this cautionary statement.

Approval

The Board of Directors of the Company has approved the disclosure contained in this MD&A.